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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0722 Expires: September 30, 2021 Estimated average burden hours per response . . . . . . . 5.0

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported)	July 13, 2020

American Hospitality Properties REIT, Inc.

(Exact name of issuer as specified in its charter)

Delaware	83-2386947
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

5950 Berkshire Lane, Suite 850, Dallas, Texas 75225

(Full mailing address of principal executive offices)

(214) 750-2967

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:	Common Stock

Item 9.01	Other Events

On July 13, 2020, American Hospitality Properties REIT, Inc. (the “Company”) announced that its Board of Directors has declared a special cash dividend of $0.22 per share of its common stock. The dividend is payable on August 7, 2020 to the Company’s stockholders of record as of July 31, 2020.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter)	American Hospitality Properties REIT, Inc.

By (Signature and Title)	/s/ W.L. “Perch” Nelson

Date	July 13, 2020

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